Exhibit 99.1

To Announce the Board Approved a Preliminary Plan for the Replacement of Share Certificates for Capital Reduction

1. Date of the board of directors resolution: 2008/12/26

2. Record date of the capital reduction: 2008/12/30

3. Operations plan for replacement of share certificates for capital reduction:

(1) The preliminary plan for the replacement of share certificates for 2008 capital reduction was based on the Articles of Incorporation and Taiwan Stock Exchange Corporation Procedures for Replacement of Share Certificates.

(2) The shares to be converted include only the listed common shares which amounted to 11,608,363,563 shares with par value NT$10, or NT$116,083,635,630.

(3) The amount and the number of shares of the capital reduction will be NT$19,115,553,820 and 1,911,555,382 shares, respectively.

(4) Capital reduction ratio: 16.46705301419%. Every thousand shares will be converted to 835.329469858 shares (i.e. every thousand shares decrease 164.670530142 shares).

(5) Total shares and amount of common shares after the capital reduction: 9,696,808,181 shares; par value NT$10; paid-in capital for common shares: NT$96,968,081,810.

(6) The new share certificates for the capital reduction (all issued in scripless form) will be calculated according to each shareholder’s ownership registered on the book on the record date of the capital reduction. For every share held, shareholders will receive 0.835329469858 new share. For the fractional common shares resulting from the capital reduction, the Company will pay the shareholders cash based on the closing price on the last trading day before the record date of the conversion, chopped off to whole NT dollars. The Chairman is hereby authorized to offer designated persons to purchase all the fractional shares at the closing price.

(7) Schedule:

a. The record date of the replacement of share certificates is preliminarily set to be 2009/03/09 and the conversion of new shares will begin on 2009/03/20 (scripless shares issuance).

b. Book closing dates: From 2009/03/05 to 2009/03/19

c. Trading suspension period: From 2009/03/03 to 2009/03/19

d. The new shares will be listed on 2009/03/20 and replace original shares.

e. Payment date of the returned cash capital: 2009/03/20

(8) Conversion procedure:

a. Since the Company has issued negotiable securities in scripless form, for the shareholders who do not have a centralized custody account, please open one with your current security firm to ensure the operation of the conversion.

b. For the shareholders who hold physical share certificates and have booked before the book closing date (if not booked yet, please have them booked as soon as possible), please prepare your share certificates and registered chop and apply the conversion with the Company’s transfer agent, Taiwan Securities Co., Ltd., before 2009/03/04.

c. For the shareholders who failed to complete booking before the book closing date, please prepare the share certificates and the notice of transferring and booking, the report of purchasing or the tax record of the trades, a list of the numbers of the withdrawing shares and a copy of both sides of your ID and register the conversion with the Company’s transfer agent, Taiwan Securities Co., Ltd., after 2009/03/20.

d. The Taiwan Depository & Clearing Corporation will convert all the shares which have been deposited in centralized custody accounts in scripless form on the first trading date of the new shares for future trading.

e. Location of the application for conversion: B1, No. 96, Sec.1, Chien-Kuo N. Rd., Department of Stock Affairs Agent, Taipei, Taiwan Securities Co., Ltd., Telephone: 02-25048125.

(9) The plan will be implemented after it is approved by the TSEC. The Company will send a notice to each shareholder before the listing of the new shares.

4. Record date of the replacement of share certificates: 2009/03/09

5. Rights and obligations of the new shares after the capital reduction: The new shares will have the same rights and obligations as the original shares.

6. Anticipated listing date for the new shares: 2009/03/20

7. Any other matters that need to be specified: The Board authorized the Chairman to reset the record date of the replacement of share certificates and the related schedule in accordance with the authority’s operation schedule if necessary.

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